Term sheet
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011,
underlying supplement no. 9-I dated August 1, 2012 and
product supplement no. 6-I dated November 14, 2011	Term Sheet to Product Supplement No. 6-I Registration Statement No. 333-177923 Dated August 1, 2012; Rule 433

Structured Investments	$ Notes Linked to the J.P. Morgan Alternative Index Multi-Strategy 5 (USD) due August 31, 2018

General

•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing August 31, 2018*
•	Cash payment at maturity of principal plus the Additional Amount†, as described below
•	The notes are designed for investors who seek exposure to any appreciation of the J.P. Morgan Alternative Index Multi-Strategy 5 (USD) over the term of the notes and may be appropriate for investors requiring asset and investment strategy diversification. Investors should be willing to forgo interest and dividend payments, while seeking payment of your principal in full at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co. If JPMorgan Chase & Co. were to default on its payment obligations, you may lose your entire investment.
•	Investing in the notes is not equivalent to investing in the J.P. Morgan Alternative Index Multi-Strategy 5 (USD), any of the Strategies or any of the assets underlying the Strategies.
•	Minimum denominations of $1,000 and integral multiples thereof
•	The notes are expected to price on or about August 28, 2012 and are expected to settle on or about August 31, 2012.

Key Terms

Index:	J.P. Morgan Alternative Index Multi-Strategy 5 (USD) (the “Index”)
Payment at Maturity:

At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount†, which will not be less than the Minimum Amount.

You will be entitled to repayment of principal in full only at maturity, subject to the credit risk of JPMorgan Chase & Co.

Additional Amount†:	The Additional Amount† per $1,000 principal amount note payable at maturity will equal $1,000 × the Index Return × the Participation Rate, provided that the Additional Amount† will not be less than the Minimum Amount.
Participation Rate:	At least 100%. The actual Participation Rate will be determined on the pricing date and will not be less than 100%.
Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Minimum Amount:	At least $20.00 per $1,000 principal amount note. The actual Minimum Amount will be set on the pricing date and will not be less than $20.00 per $1,000 principal amount note.
Initial Index Level:	The Index closing level on the pricing date
Ending Index Level:	The Index closing level on the Observation Date
Observation Date*:	August 28, 2018
Maturity Date*:	August 31, 2018
CUSIP:	48125VX88
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 6-I and “Supplemental Terms of Notes — Postponement of a Determination Date — Notes linked solely to the Alternative Index” in the accompanying underlying supplement no. 9-I
†	Subject to the impact of a commodity hedging disruption event as described under “General Terms of Notes — Additional Index Provisions — A. Consequences of a Commodity Hedging Disruption Event — Early Determination of the Additional Amount” in the accompanying product supplement no. 6-I. In the event of a commodity hedging disruption event, we have the right, but not the obligation, to cause the calculation agent to determine on the commodity hedging disruption date the value of the Additional Amount payable at maturity. Under these circumstances, the value of the Additional Amount payable at maturity will be determined prior to, and without regard to the level of the Index on, the Observation Date. Please see “Selected Risk Considerations — We May Determine the Additional Amount for Your Notes Early If a Commodity Hedging Disruption Event Occurs” for additional information.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-16 of the accompanying product supplement no. 6-I, “Risks Factors” beginning on page US-6 of the accompanying underlying supplement no. 9-I and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$
(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)	If the notes priced today, J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $66.50 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of approximately $30.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. In no event will the commission received by JPMS, which includes concessions and other amounts that may be allowed to other dealers, exceed $80.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-76 of the accompanying product supplement no. 6-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

August 1, 2012

Recent Developments

On July 13, 2012, we reported that we had reached a determination to restate our previously filed interim financial statements for the first quarter of 2012 and that our previously filed interim financial statements for the first quarter of 2012 should not be relied upon. The restatement will have the effect of reducing our reported net income for the 2012 first quarter by $459 million. The restatement relates to valuations of certain positions in the synthetic credit portfolio of our Chief Investment Office. Our principal transactions revenue, total net revenue and net income for the first six months of 2012, and the principal transactions revenue, total net revenue and net income of our Chief Investment Office for the first six months of 2012, will remain unchanged as a result of the restatement.

We also reported, on July 13, 2012, management’s determination that a material weakness existed in our internal control over financial reporting at March 31, 2012. During the first quarter of 2012, the size and characteristics of the synthetic credit portfolio changed significantly. These changes had a negative impact on the effectiveness of our Chief Investment Office’s internal controls over valuation of the synthetic credit portfolio. Management has taken steps to remediate the internal control deficiencies, including enhancing management oversight over valuation matters. The control deficiencies were substantially remediated by June 30, 2012. For further discussion, please see Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012.

The reported trading losses have led to heightened regulatory scrutiny, and any future losses related to these positions and the material weakness in our internal control over financial reporting may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012 and “Selected Risk Considerations — Credit Risk of JPMorgan Chase & Co.” in this term sheet for further discussion.

On July 13, 2012, we also announced earnings for the second quarter of 2012. See our Current Report on Form 8-K dated July 13, 2012 (related solely to Item 2.02 and related exhibits under Item 9.01) for more information about our 2012 second quarter results.

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 6-I, underlying supplement no. 9-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 6-I dated November 14, 2011 and underlying supplement no. 9-I dated August 1, 2012. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 6-I and “Risk Factors” in the accompanying underlying supplement no. 9-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 6-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007596/e46161_424b2.pdf
•	Underlying supplement no. 9-I dated August 1, 2012: http://www.sec.gov/Archives/edgar/data/19617/000095010312003907/crt_dp31943-424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

You may access additional information regarding The J.P. Morgan Alternative Index Multi-Strategy 5 (USD) in the Strategy Guide at the following URL:

http://www.sec.gov/Archives/edgar/data/19617/000095010312002005/crt-dp30020_fwp.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

We may create and issue additional notes with the same terms as these notes, so that any additional notes will be considered part of the same tranche as these notes.

JPMorgan Structured Investments —	TS-1
Notes Linked to the J.P. Morgan Alternative Index Multi-Strategy 5 (USD)

The J.P. Morgan Alternative Index Multi-Strategy 5 (USD)

The J.P. Morgan Alternative Index Multi-Strategy 5 (USD), which we refer to as the “Alternative Index” or the “Index,” was developed and is maintained and calculated by J.P. Morgan Securities plc (formerly known as J.P. Morgan Securities Ltd.) (which we refer to as “JPMS plc” or the “index calculation agent”), one of our affiliates. The Alternative Index is a notional rules-based proprietary index that tracks the return of twenty-six alternative investment strategies (each of which we refer to as a “Strategy”). The Alternative Index is based on the theory that returns may be generated from capturing inefficiencies or trends in market prices of multiple asset classes. The Alternative Index is not intended to track a single asset class or outperform any particular asset class, benchmark or investment strategy. Instead, the Alternative Index employs several alternative investment strategies covering different styles and asset classes, in order to seek to generate positive performance with a low correlation to traditional asset classes. The Alternative Index also seeks to cap its volatility at a target volatility of 5% or less.

The Investment Strategies and Asset Classes Represented in the Alternative Index

Each of the Strategies can be categorized based on the underlying investment strategy employed and the asset class covered, as follows:

•	Underlying investment strategy employed:
o	Momentum strategy: which seeks to capitalize on the observed tendency of many markets to trend either up or down for sustained time periods;
o	Carry strategy: which seeks to capitalize on the value differential between certain assets and is typically implemented by notionally investing in an asset that is on a relative basis lower priced or higher yielding and selling an asset that on a relative basis is higher priced or lower yielding; or
o	Satellite strategy: which consists of one of two types of strategies that fall outside of the momentum and carry strategies, namely, mean reversion and short volatility strategies.
▪	The mean reversion strategies seek to capitalize on the view that over certain periods of time, markets are cyclical — meaning that an upward trend in the level of certain assets is usually followed by a downward trend and vice versa.
▪	The short volatility strategy aims to exploit the observed tendency of the implied volatility of an equity index to be higher than the volatility experienced by the index.
•	Asset class: equities, interest rates, currencies or commodities.

Each Strategy is a notional rules-based proprietary index developed and maintained by JPMS plc and is based, in turn, on a number of underlying indices or assets, each of we refer to as an “Underlying Constituent.”

Index Rebalancings and Weightings

The Alternative Index rebalances monthly a synthetic portfolio composed of the Strategies. The Alternative Index rebalancing is based on a “risk-budgeting” approach to asset allocation in which each Strategy is assigned a fixed percentage of the target volatility of 5%. The Alternative Index assigns a preliminary weight to each Strategy based upon the constituent’s daily maximum one-year volatility measured over the previous five years. The higher the volatility has been for a Strategy, the lower the preliminary weight assigned; conversely, the lower the volatility has been, the higher the preliminary weight. If the maximum one-year volatility of the synthetic portfolio (based on these preliminary weights) measured over the previous five years is greater than the target volatility of 5%, all the preliminary weights are scaled down accordingly. However, if the portfolio volatility is lower than the target volatility, all the preliminary weights are scaled up, subject to a maximum total weight of 200%. As the maximum total weight is 200%, no individual weight can exceed 200%.

Calculation of the level of the Alternative Index

The level of the Alternative Index on any day reflects the sum of the weighted returns of the Strategies since the immediately preceding rebalancing date, adjusted for the change in the applicable currency exchange rate for each Strategy and the deduction of an adjustment factor of 0.80% per annum. The deduction of the adjustment factor of 0.80% per annum may have a considerable impact on the level of the Alternative Index. In addition, adjustments are made to the levels of the Strategies to reflect notional trading costs related to the Underlying Constituents of the relevant Strategy. The adjustment factor of 0.80% per annum from the level of the Alternative Index does not reflect any notional trading costs relating to the Strategies or any Underlying Constituents.

JPMorgan Structured Investments —	TS-2
Notes Linked to the J.P. Morgan Alternative Index Multi-Strategy 5 (USD)

Strategies

The twenty-six Strategies categorized under momentum, carry and satellite are listed in Tables 1, 2 and 3 below, respectively.

Table 1

Investment Strategy	Asset Class	Strategy*
Momentum	Equities	US Equity Momentum Strategy
European Equity Momentum Strategy
Japan Equity Momentum Strategy
	Interest Rates	Money Market Momentum US Strategy
Money Market Momentum Europe Strategy
Money Market Momentum Japan Strategy
	FX	EURUSD FX Momentum Strategy
USDJPY FX Momentum Strategy
EURJPY FX Momentum Strategy
USDCAD FX Momentum Strategy
AUDUSD FX Momentum Strategy
EURGBP FX Momentum Strategy
	Commodities	Commodity Momentum Energy Strategy
Commodity Momentum Non-Energy Strategy

Table 2

Investment Strategy	Asset Class	Strategy*
Carry	Equities	Equity Value Carry Strategy
Equity Small Cap Carry Strategy
	Interest Rates	Bond 2Y Carry Long Strategy
Bond 10Y Carry Long Strategy
Bond 2Y Carry Long-Short Strategy
Bond 10Y Carry Long-Short Strategy
	FX	G10 FX Carry Strategy
	Commodities	Commodity Carry

Table 3

Investment Strategy	Asset Class	Strategy*
Satellite	Equities	Mean Reversion US Strategy
Mean Reversion Europe Strategy
Mean Reversion Japan Strategy
Short Volatility Strategy

* The words “J.P. Morgan Alternative Index” precede the name of each Strategy, but for the ease of display in the above table, those words are not shown in the names of the Strategies.

See “The J.P. Morgan Alternative Index Multi-Strategy 5 (USD)” and “The J.P. Morgan Alternative Index Multi-Strategy 5 (USD) — The Strategies” in the accompanying underlying supplement no. 9-I for more information about the Alternative Index and the Strategies.

The Alternative Index is described as a “notional” or synthetic portfolio or basket of assets because there is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. The Alternative Index merely references certain assets, the performance of which will be used as a reference point for calculating the level of the Alternative Index.

The level of the Alternative Index is published each trading day under the Bloomberg ticker symbol “AIJPM5UE.”

JPMorgan Structured Investments —	TS-3
Notes Linked to the J.P. Morgan Alternative Index Multi-Strategy 5 (USD)

Selected Purchase Considerations

•	POTENTIAL PRESERVATION OF CAPITAL AT MATURITY — Subject to the credit risk of JPMorgan Chase & Co., the payout formula allows you to receive at least your initial investment in the notes plus the Minimum Amount if you hold the notes to maturity, regardless of the performance of the Index. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.
•	APPRECIATION POTENTIAL — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 × the Index Return × the Participation Rate**, provided that this payment (the Additional Amount) will not be less than the Minimum Amount**.
** The Participation Rate and the Minimum Amount will be determined on the pricing date and will not be less than 100% and $20.00 per $1,000 principal amount note, respectively.
•	RETURN LINKED TO A NOTIONAL DYNAMIC BASKET THAT TRACKS THE RETURNS OF A PORTFOLIO OF A DIVERSE RANGE OF INVESTMENT STRATEGIES AND ASSETS — The return on the notes is linked to the performance of the Alternative Index. The Alternative Index references the value of a synthetic portfolio of Strategies using three main underlying strategies and covering four asset classes. The three main underlying strategies employed by the Alternative Index are the momentum, carry and satellite investing strategies (the satellite strategies consist of mean reversion strategies and a short volatility strategy). The four asset classes covered by the Alternative Index are equities, interest rates, currencies and commodities. For more information, please see “The J.P. Morgan Alternative Index Multi-Strategy 5 (USD)” in this term sheet and the accompanying underlying supplement no. 9-I.
•	TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” and in particular the subsection thereof entitled “—Notes Treated as Contingent Payment Debt Instruments” in the accompanying product supplement no. 6-I. In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You will be required to accrue as interest income original issue discount on your notes in each taxable year at the comparable yield, as determined by us, although we will not make any payment with respect to the notes until maturity. Upon sale or exchange (including redemption at maturity), you generally will recognize taxable income or loss equal to the difference between the amount received from the sale or exchange and your adjusted tax basis in the note. You generally must treat any income as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss. The deductibility of capital losses is subject to limitations. Special rules may apply if the Additional Amount is determined prior to the Observation Date as a result of a commodity hedging disruption event. You should consult your tax adviser concerning the application of these rules. Purchasers who are not initial purchasers of notes at their issue price should consult their tax advisers with respect to the tax consequences of an investment in notes, including the treatment of the difference, if any, between the basis in their notes and the notes’ adjusted issue price.

Non-U.S. Holders — Additional Tax Consideration

Non-U.S. Holders should note that recently proposed Treasury regulations, if finalized in their current form, could impose a withholding tax at a rate of 30% (subject to reduction under an applicable income tax treaty) on amounts attributable to U.S.-source dividends (including, potentially, adjustments to account for extraordinary dividends) that are paid or “deemed paid” after December 31, 2012 under certain financial instruments, if certain other conditions are met. While significant aspects of the application of these proposed regulations to the notes are uncertain, if these proposed regulations were finalized in their current form, we (or other withholding agents) might determine that withholding is required with respect to notes held by a Non-U.S. Holder or that the Non-U.S. Holder must provide information to establish that withholding is not required. Non-U.S. Holders should consult their tax advisers regarding the potential application of these proposed regulations. If withholding is so required, we will not be required to pay additional amounts with respect to amounts so withheld.

The discussion in the preceding paragraphs, when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” (and in particular the subsection thereof entitled “—Notes Treated as Contingent Payment Debt Instruments”) in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

•	COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We will determine the comparable yield for the notes and will provide that comparable yield, and the related projected payment schedule, in the pricing supplement for the notes, which we will file with the SEC. If the notes had priced on July 30, 2012 and we had determined the comparable yield on that date, it would have been an annual rate of 2.71%, compounded semiannually. The actual comparable yield that we will determine for the notes may be more or less than 2.71%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual Additional Amount, if any, that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Strategies, the Underlying Constituents or the securities, futures contracts or currencies underlying the Strategies or the

JPMorgan Structured Investments —	TS-4
Notes Linked to the J.P. Morgan Alternative Index Multi-Strategy 5 (USD)

Underlying Constituents. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 6-I dated November 14, 2011 and the “Risk Factors” section of the accompanying underlying supplement no. 9-I dated August 1, 2012.

•	RESTATEMENT AND NON-RELIANCE OF OUR PREVIOUSLY FILED INTERIM FINANCIAL STATEMENTS FOR THE FIRST QUARTER OF 2012 — On July 13, 2012, we reported that we had reached a determination to restate our previously filed interim financial statements for the first quarter of 2012 and that our previously filed interim financial statements for the first quarter of 2012 should not be relied upon. As a result, we will be filing an amendment to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012. When making an investment decision to purchase the notes, you should not rely on our interim financial statements for the first quarter of 2012 until we file an amendment to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012. See “Recent Developments” in this term sheet and Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012.
•	MARKET RISK — The return on the notes at maturity is linked to the performance of the Index, and will depend on whether, and the extent to which, the Index Return is positive. YOU WILL RECEIVE NO MORE THAN THE PRINCIPAL AMOUNT OF YOUR NOTES PLUS THE MINIMUM AMOUNT AT MATURITY IF THE INDEX RETURN IS ZERO OR NEGATIVE.
•	THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT PLUS THE MINIMUM AMOUNT AT MATURITY — You may receive a lower payment at maturity than you would have received if you had invested directly in the Strategies, the Underlying Constituents or the securities, futures contracts or currencies underlying the Strategies or the Underlying Constituents for which there is an active secondary market. If the Ending Index Level does not exceed the Initial Index Level, the Additional Amount will be zero. This will be true even if the level of the Index was higher than the Initial Index Level at some time during the term of the notes but falls below the Initial Index Level on the Observation Date.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

In particular, on June 21, 2012, Moody’s Investors Services downgraded our long-term senior debt rating to “A2” from “Aa3” as part of its review of 15 banks and securities firms with global capital markets operations. Moody’s also maintained its “negative” outlook on us, indicating the possibility of a further downgrade. In addition, on May 11, 2012, Fitch Ratings downgraded our long-term senior debt rating to “A+” from “AA-” and placed us on negative rating watch for a possible further downgrade, and Standard & Poor’s Ratings Services changed its outlook on us to “negative” from “stable,” indicating the possibility of a future downgrade. These downgrades may adversely affect our credit spreads and the market value of the notes. See “Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2011.

In addition, on July 13, 2012, we reported that we had reached a determination to restate our previously filed interim financial statements for the first quarter of 2012. The restatement relates to valuations of certain positions in the synthetic credit portfolio of our Chief Investment Office. We also reported, on July 13, 2012, management’s determination that a material weakness existed in our internal control over financial reporting at March 31, 2012.

The reported trading losses have led to heightened regulatory scrutiny, and any future losses related to these positions and the material weakness in our internal control over financial reporting may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See “Recent Developments” in this term sheet and Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012 for further discussion.

•	WE MAY DETERMINE THE ADDITIONAL AMOUNT FOR YOUR NOTES EARLY IF A COMMODITY HEDGING DISRUPTION EVENT OCCURS — If we or our affiliates are unable to effect transactions necessary to hedge our obligations under the notes due to a commodity hedging disruption event, we may, in our sole and absolute discretion, cause the calculation agent to determine the Additional Amount for your notes early based on the calculation agent’s good faith determination of the Option Value for your notes (i.e., the forward price of the embedded option representing the Additional Amount payable on the notes at maturity) on the date on which the calculation agent determines that a commodity hedging disruption event has occurred, which may be significantly earlier than the Observation Date. If the Additional Amount for your notes is determined early as the result of a commodity hedging disruption event, the amount due and payable on your notes will be due and payable only at maturity and the amount you receive at maturity will not reflect any further appreciation of the Index after such early determination. The Additional Amount will not be less than the Minimum Amount. Please see “General Terms of Notes — Additional Index Provisions — A. Consequences of a Commodity Hedging Disruption Event — Early Determination of the Additional Amount” in the accompanying product supplement for more information.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent — the entity that, among other things, determines the Index closing levels to be used to determine your payment at maturity — and acting as index calculation agent and sponsor of the Index, the Strategies and most of the Underlying Constituents and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent, index calculation agent,
JPMorgan Structured Investments —	TS-5
Notes Linked to the J.P. Morgan Alternative Index Multi-Strategy 5 (USD)

sponsor of the Index, sponsor of the Strategies and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 6-I for additional information about these risks.

•	OUR AFFILIATE, J.P. MORGAN SECURITIES PLC, OR JPMS PLC, IS THE INDEX CALCULATION AGENT AND MAY ADJUST THE INDEX IN A WAY THAT AFFECTS ITS LEVEL — JPMS plc, one of our affiliates, acts as the index calculation agent and sponsor of the Index, the Strategies and most of the Underlying Constituents and is responsible for calculating and maintaining the Index, the Strategies and these Underlying Constituents and developing the guidelines and policies governing their composition and calculation. The rules governing the Index, the Strategies and these Underlying Constituents may be amended at any time by JPMS plc, in its sole discretion, and the rules also permit the use of discretion by JPMS plc in specific instances, such as the right to substitute another index or asset as an Underlying Constituent or the right to remove a Strategy or an Underlying Constituent. Unlike other indices, the maintenance of the Index, the Strategies and these Underlying Constituents is not governed by an independent committee. Although judgments, policies and determinations concerning the Index, the Strategies and these Underlying Constituents are made by JPMS plc, JPMorgan Chase & Co., as the parent company of JPMS plc, ultimately controls JPMS plc.

In addition, the policies and judgments for which JPMS plc is responsible could have an impact, positive or negative, on the level of the Index and the value of your notes. JPMS plc is under no obligation to consider your interests as an investor in the notes. Furthermore, the inclusion of the Strategies (and indirectly, these Underlying Constituents) in the Index is not an investment recommendation by us or JPMS plc of the Strategies or these Underlying Constituents or any of the securities, futures contracts or other assets underlying the Strategies or these Underlying Constituents.

•	JPMS AND ITS AFFILIATES MAY HAVE PUBLISHED RESEARCH, EXPRESSED OPINIONS OR PROVIDED RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS, OR RECOMMENDATIONS COULD AFFECT THE MARKET VALUE OF THE NOTES — JPMS and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. JPMS and its affiliates may have published research or other opinions that call into question the investment view implicit in an investment in the notes. Any research, opinions or recommendations expressed by JPMS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Strategies and the securities, futures contracts and currencies underlying the Strategies to which the notes are linked.
•	CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below. You must hold your notes to maturity to receive the stated payout from JPMorgan Chase & Co., including the full repayment of your principal amount.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•	THE COMMODITY FUTURES CONTRACTS UNDERLYING THE RELEVANT STRATEGIES ARE SUBJECT TO LEGAL AND REGULATORY REGIMES — The commodity futures contracts that underlie the relevant Strategies are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the notes and affect the level of the Index. Such regimes may result in the calculation agent exercising its discretionary right to exclude or substitute constituents of the Alternative Index, which may, in turn, have an adverse effect on the level of the applicable Index and your payment at maturity. In addition, we or our affiliates may be unable as a result of such restrictions to effect transactions necessary to hedge our obligations under the Notes resulting in a commodity hedging disruption event, in which case we may, in our sole and absolute discretion, cause the calculation agent to determine the value of the Additional Amount for your notes early. If the Additional Amount for your notes is determined early as the result of a commodity hedging disruption event, the amount due and payable on your notes will be due and payable only at maturity and the amount you receive at maturity will not reflect any further appreciation of the Basket after such early determination.
•	NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive any interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or
JPMorgan Structured Investments —	TS-6
Notes Linked to the J.P. Morgan Alternative Index Multi-Strategy 5 (USD)

other rights that holders of securities, commodities, commodity futures contracts or other assets underlying the Basket Constituents would have.

•	The Index may not be successful, outperform any alternative strategy that might be employed in respect of the basket constituents or achieve its target volatility — The Index follows a notional rules-based proprietary strategy that operates on the basis of pre-determined rules. No assurance can be given that the investment strategy on which the Index is based will be successful or that the Index will outperform any alternative strategy that might be employed in respect of the Basket Constituents. Furthermore, no assurance can be given that the Index will achieve its target volatility of 5%. The actual realized volatility of the Index may be greater or less than 5%.
•	HYPOTHETICAL BACK-TESTED DATA RELATING TO THE INDEX DO NOT REPRESENT ACTUAL HISTORICAL DATA AND ARE SUBJECT TO INHERENT LIMITATIONS — The hypothetical back-tested performance of the Index set forth under “Hypothetical Back-tested Data and Historical Information” in this term sheet is purely theoretical and does not represent the actual historical performance of the Index and has not been verified by an independent third party.

Alternative modeling techniques or assumptions may produce different hypothetical historical information that might prove to be more appropriate and that might differ significantly from the hypothetical historical information set forth under “Hypothetical Back-tested Data and Historical Information” in this term sheet. In addition, back-tested, hypothetical historical results have inherent limitations. These back-tested results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight. As with actual historical data, hypothetical back-tested data should not be taken as an indication of future performance.

•	THE TARGET VOLATILITY OF THE ALTERNATIVE INDEX MAY NOT BE ACHIEVED — The Alternative Index rebalances monthly by assigning weights to the Strategies that are intended to achieve a target volatility of up to 5%. However, because these weights are assigned based on historical volatility of the Strategies and are subject to a maximum aggregate and individual weight of 200%, the actual realized volatility of the Alternative Index may be greater than or less than 5%, which may adversely affect the value of the Alternative Index and the notes.
•	The reported levelS of the Alternative Index AND MOST OF THE STRATEGIES will include the deduction of aN ADJUSTMENT FACTOR — One way in which the Alternative Index and most of the Strategies differ from a typical index is that their daily reported levels include a deduction from the aggregate values of their respective constituents of an adjustment factor assessed at varying annual rates (0.80% per annum for the Alternative Index and a range of adjustment factors depending on the Strategy). Each adjustment factor is deducted daily. As a result of the deduction of these multiple adjustment factors, the value of the Alternative Index will trail the value of a hypothetical identically constituted synthetic portfolio from which no such amounts are deducted.
•	THE ALTERNATIVE INDEX MAY NOT BE A FULLY DIVERSIFIED PORTFOLIO — Diversification is generally considered to reduce the amount of risk associated with generating returns. There can be no assurance that the Alternative Index, a synthetic portfolio of Strategies, will be sufficiently diversified at any time.
•	THE ALTERNATIVE INDEX COMPRISES NOTIONAL ASSETS AND LIABILITIES — The exposures to the Strategies and any of their Underlying Constituents are purely notional and will exist solely in the records maintained by or on behalf of the index calculation agent. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. Consequently, you will not have any claim against any of the Strategies composing the Alternative Index or any of their Underlying Constituents.
•	The investment strategy used to construct the Alternative Index involves MONTHLY rebalancing — The Strategies are subject to monthly rebalancing. A synthetic portfolio that does not rebalance monthly and is not subject to any weighting caps could see greater compounded gains over time through exposure to a consistently and rapidly appreciating portfolio consisting of the Strategies.
•	THE NOTES MAY BE SUBJECT TO INCREASED VOLATILITY DUE TO THE USE OF LEVERAGE — The Alternative Index and some of the Strategies (including the momentum strategies and some of the bond carry strategies) may use leverage to increase the return from any Strategy or Underlying Constituent, as applicable. It is possible, though unlikely, that the maximum total weight of the Alternative Index and the Strategies will be 200%. Where the synthetic portfolio is leveraged, any price movements in the Strategies or Underlying Constituents, as applicable, may result in greater changes in the value of Strategies or Underlying Constituents, as applicable, than if leverage were not used. In particular, the use of leverage will magnify any negative performance of the Strategies or Underlying Constituents, as applicable, which in turn could cause you to receive a lower payment at maturity than you otherwise would have received. In addition, some of the Underlying Constituents are composed of highly leveraged instruments, such as futures contracts. The use of these futures contracts as components of these Underlying Constituents may potentially result in higher volatility than would occur in the absence of their usage.
•	BECAUSE THE MOMENTUM STRATEGIES, THE CARRY STRATEGIES AND THE MEAN REVERSION STRATEGIES INCLUDE OR PERMIT NOTIONAL SHORT POSITIONS, THE ALTERNATIVE INDEX MAY BE SUBJECT TO ADDITIONAL RISKS — Each Strategy that is a momentum strategy, a carry strategy or a mean reversion strategy includes or permits notional short positions in its Underlying Constituents. Unlike long positions, short positions are subject to unlimited risk of loss because there is no limit on the amount by which the price that the relevant asset may appreciate before the short position is closed. It is possible that any notional short position included in any such Strategy may appreciate substantially with an adverse impact on the value of such Strategy and the Alternative Index, and, consequently, on the amount you will receive at maturity for your CDs.
JPMorgan Structured Investments —	TS-7
Notes Linked to the J.P. Morgan Alternative Index Multi-Strategy 5 (USD)

•	CHANGES IN THE VALUE OF THE STRATEGIES MAY OFFSET EACH OTHER AND CORRELATION OF PERFORMANCES AMONG THE STRATEGIES MAY REDUCE PERFORMANCE OF The notes — Because the notes are linked to the Alternative Index, which is linked to the performance of the Strategies, which collectively represent a diverse range of asset classes and geographic regions, price movements among the Strategies representing different asset classes or geographic regions may not correlate with each other. At a time when the value of a Strategy representing a particular asset class or geographic region increases, the value of other Strategies representing a different asset class or geographic region may not increase as much or may decline. Therefore, in calculating the level of the Alternative Index, increases in the level of some of the Strategies may be moderated, or more than offset, by lesser increases or declines in the level of other Strategies. However, high correlation during periods of negative returns among Strategies that represent any one sector or asset type and that have a substantial percentage weighting in the Alternative Index could have an adverse effect on your return on your investment at maturity.
•	THE ALTERNATIVE INDEX AND THE STRATEGIES HAVE A LIMITED OPERATING HISTORY — The Alternative Index was established in November 2009. The Strategies were established in or prior to November 2009. Therefore, the Alternative Index and the Strategies have limited historical performance. Past performance should not be considered indicative of future performance.
•	THE Alternative Index AND THE STRATEGIES are excess return indICES and not total return indICES — The Alternative Index is linked to 26 Strategies, each of which is an excess return index. An excess return index reflects the returns that are potentially available through an uncollateralized or unfunded investment in the assets underlying such index. By contrast, a total return index also reflects interest that could be earned on funds committed to the trading of the underlying assets. Investing in the notes will therefore not generate the same return as one would obtain from investing directly in the relevant underlying assets or in a total return index related to such underlying assets.
•	OWNING THE NOTES INVOLVES THE RISKS ASSOCIATED WITH THE ALTERNATIVE INDEX’S MOMENTUM INVESTMENT STRATEGY — Each Strategy that is a momentum strategy employs a mathematical model that seeks to capitalize on positive and negative trends in the prices of assets on the assumption that if an asset performs well or poorly, it will continue to perform well or poorly in the future. Consequently, a momentum investing strategy may perform poorly in non-trending markets characterized by short-term volatility. No assurance can be given that a momentum investment strategy will be successful or that it will outperform any alternative strategy.
•	OWNING THE NOTES INVOLVES THE RISKS ASSOCIATED WITH THE ALTERNATIVE INDEX’S CARRY INVESTMENT STRATEGY — Each Strategy that is a carry strategy employs an investment strategy that broadly seeks to capitalize on the observed value differential between an asset that is on a relative basis lower priced or higher yielding and an asset that on a relative basis is higher priced or lower yielding. However, if the underlying assets move against the direction expected by the strategy, the strategy may perform poorly. No assurance can be given that a carry strategy will be successful or that it will outperform any alternative strategy.
•	OWNING THE NOTES INVOLVES THE RISKS ASSOCIATED WITH THE ALTERNATIVE INDEX’S MEAN REVERSION INVESTMENT STRATEGY — Each Strategy that is a mean reversion strategy seeks to capitalize on the view that over short periods of time, markets are cyclical — meaning that an upward trend in the level of an Underlying Constituent is usually followed by a downward trend or vice versa. However, any sustained decline or increase in the level of the relevant index at a time when the mean reversion theory would suggest that the index level should increase or decline may result in unexpected losses, which could be significant. No assurance can be given that a mean reversion strategy will be successful or that it will outperform any alternative strategy.
•	OWNING THE NOTES INVOLVES THE RISKS ASSOCIATED WITH THE ALTERNATIVE INDEX’S SHORT VOLATILITY STRATEGY — The short volatility strategy seeks to capitalize from the long-term trend of the observed volatility of a broad market equity index, such as the S&P 500® Index, tending to be less than the volatility implied by prices in the equity options market, as represented by the CBOE Volatility Index® (VIX®). However, we cannot guarantee that the implied volatility will always be greater than the realized volatility, and the value of the short volatility strategy will decrease if the implied volatility is less than the realized volatility. No assurance can be given that a short volatility strategy will be successful or that it will outperform any alternative strategy.
•	THE BOND CARRY STRATEGIES ARE BASED ON SYNTHETIC ZERO COUPON BONDS, WHICH MAY DIFFER FROM ACTUAL BONDS THAT ARE PUBLICLY TRADED — Each Strategy that is a bond carry strategy tracks the performance of a notional portfolio of synthetic zero coupon bonds (which could be long only or long-short, depending on the particular bond carry strategy) denominated in different currencies. These synthetic zero coupon bonds are purely hypothetical and are not tradeable, and there is no publicly available source for the prices of these bonds. The prices of these synthetic bonds, which are used in the calculation of the value of the relevant Strategy, are synthetically constructed to equal the present value of the principal amount to be paid at maturity. These synthetic bonds may perform differently from actual bonds that are publicly traded, and these Strategies may not perform as well as another index or strategy that tracks actual, publicly traded bonds or other measures of interest rates.
•	AN INVESTMENT IN THE NOTES CARRIES THE RISKS ASSOCIATED WITH THE SELECTION METHODOLOGY USED FOR THE LONG CONSTITUENT IN THE COMMODITY CARRY STRATEGY — The long constituent for the commodity carry strategy is constructed, in part, using an algorithmic methodology which uses, along with other criteria, the slope of the commodities futures curve in order to select a particular futures contract for each eligible commodity in
JPMorgan Structured Investments —	TS-8
Notes Linked to the J.P. Morgan Alternative Index Multi-Strategy 5 (USD)

which to synthetically gain exposure (the “Selection Methodology”). The futures contract with respect to each eligible commodity with the highest level of “backwardation” is selected, subject to certain limitations. “Backwardation” refers to the situation where commodities futures contracts with a delivery month further away in time have lower settlement prices than futures contracts with a delivery month closer in time.  If there is no futures contract for one or more eligible commodities with backwardation, the Selection Methodology will select the futures contract with the lowest level of contango for any such commodities.  “Contango” refers to the situation where the futures contracts for a commodity with a delivery month further in time have higher contract prices than futures contracts for the same commodity with a delivery month closer in time.  There is no guarantee that the commodities futures market will be, and continue to be, in backwardation throughout the term of the notes.  The presence of “contango” in the commodity markets could result in negative “roll yields.”  The long constituent may perform poorly in such markets and accordingly, the level of the commodity carry strategy and your payment at maturity may be adversely affected.

•	THE VOLATILITY MATCHING USED IN THE COMMODITY CARRY STRATEGY MAY NOT ACHIEVE ITS INTENDED RESULT — The commodity carry strategy uses a long-short strategy. In order to limit realized volatility, the commodity carry strategy uses “volatility matching” by attempting to match the volatility of the short constituent to the volatility of the long constituent. However, there can be no guarantee that the volatility matching mechanism will effectively lead to a reduced volatility of the commodity carry strategy.
•	THE SHORT VOLATILITY STRATEGY MAY LEAD TO LARGE NEGATIVE RETURNS IN PERIODS OF HIGH VOLATILITY — The strategy of synthetically selling volatility can lead to large negative returns in periods of high volatility in the underlying equity index. Therefore, increased returns (or volatility) of the underlying equity index will result in proportionally higher negative returns in the short volatility strategy, which may adversely affect the value of the notes and the amount you receive at maturity.
•	An investment in the notes is subject to risks associated with non-U.S. securities markets – Some or all of the securities of certain Underlying Constituents (the MSCI Daily Value Total Return Gross World Index and the MSCI Daily Total Return Gross World Index (together, the “MSCI Indices”)) and the indices (the EURO STOXX 50® Index and the Nikkei 225 Index) underlying some of the Underlying Constituents have been issued by non-U.S. issuers. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, government intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.
•	INVESTMENTS RELATED TO THE VALUE OF COMMODITIES TEND TO BE MORE VOLATILE THAN TRADITIONAL SECURITIES INVESTMENTS — The market values of commodities tend to be highly volatile. Commodity market values are not related to the value of a future income or earnings stream, as tends to be the case with fixed-income and equity investments, but are subject to variables of specific application to commodities markets. These variables include changes in supply and demand relationships, governmental programs and policies, national and international monetary, trade, political and economic events, changes in interest and exchange rates, speculation and trading activities in commodities and related contracts, weather, and agricultural, trade, fiscal and exchange control policies. These variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities.
•	THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because some of the Strategies are based on foreign currency exchange rates and the prices of the securities or futures contracts included in the Underlying Constituents of some of the other Strategies are converted into U.S. dollars for purposes of calculating the value of the relevant Strategy, your CDs will be exposed to currency exchange rate risk. The exchange rate between two currencies is at any moment a result of the supply and demand for those currencies. Of particular importance to potential currency exchange risk are:
•	existing and expected rates of inflation;
•	existing and expected interest rate levels;
•	the balance of payments in the countries issuing the relevant currencies;
•	the monetary policies of the countries issuing the relevant currencies; and
•	the extent of governmental surplus or deficit in the countries issuing the relevant currencies.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the countries issuing the relevant currencies and those of other countries important to international trade and finance.

•	THE NOTES ARE SUBJECT TO INTEREST RATE RISK — Some of the Strategies are based on changes in, or differences between, interest rates. Interest rates are subject to volatility due to a variety of factors, including:
•	sentiment regarding underlying strength in the relevant economy and global economies;
•	expectation regarding the level of price inflation;
JPMorgan Structured Investments —	TS-9
Notes Linked to the J.P. Morgan Alternative Index Multi-Strategy 5 (USD)

•	sentiment regarding credit quality in the relevant economy and global credit markets;
•	central bank policy regarding interest rates; and
•	performance of capital markets.

Fluctuations in interest rates could affect the value of these Strategies, the Alternative Index and the notes

•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the Index closing level on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including:
•	the actual and expected volatility in the Index, the Strategies and the Underlying Constituents;
•	the time to maturity of the notes;
•	the dividend rate on the equity securities underlying some of the Underlying Constituents;
•	the market price of the physical commodities upon which the futures contracts that compose some of the Underlying Constituents are based;
•	interest and yield rates in the market generally;
•	foreign currency exchange rates;
•	a variety of economic, financial, political, regulatory, geographical, agricultural, meteorological and judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.
JPMorgan Structured Investments —	TS-10
Notes Linked to the J.P. Morgan Alternative Index Multi-Strategy 5 (USD)

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?

The following table and examples illustrate the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performances for the Index Return from -80% to +80% and assume a Participation Rate of 100%, an Initial Index Level of 100 and a Minimum Amount of $20.00 per $1,000 principal amount note. The actual terms will be determined on the pricing date and the Participation Rate and the Minimum Amount will not be less than 100% and $20.00 per $1,000 principal amount note, respectively.

The following results are based solely on the hypothetical examples cited and assume that a commodity hedging disruption event has not occurred during the term of the notes. Each hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Index Return × Participation Rate (100%)	Additional Amount		Principal		Payment at Maturity
180.00	80.00%	80.00%	$800.00	+	$1,000.00	=	$1,800.00
170.00	70.00%	70.00%	$700.00	+	$1,000.00	=	$1,700.00
160.00	60.00%	60.00%	$600.00	+	$1,000.00	=	$1,600.00
150.00	50.00%	50.00%	$500.00	+	$1,000.00	=	$1,500.00
140.00	40.00%	40.00%	$400.00	+	$1,000.00	=	$1,400.00
130.00	30.00%	30.00%	$300.00	+	$1,000.00	=	$1,300.00
120.00	20.00%	20.00%	$200.00	+	$1,000.00	=	$1,200.00
115.00	15.00%	15.00%	$150.00	+	$1,000.00	=	$1,150.00
110.00	10.00%	10.00%	$100.00	+	$1,000.00	=	$1,100.00
105.00	5.00%	5.00%	$50.00	+	$1,000.00	=	$1,050.00
102.00	2.00%	2.00%	$20.00	+	$1,000.00	=	$1,020.00
101.00	1.00%	1.00%	$20.00	+	$1,000.00	=	$1,020.00
100.00	0.00%	0.00%	$20.00	+	$1,000.00	=	$1,020.00
95.00	-5.00%	N/A	$20.00	+	$1,000.00	=	$1,020.00
90.00	-10.00%	N/A	$20.00	+	$1,000.00	=	$1,020.00
85.00	-15.00%	N/A	$20.00	+	$1,000.00	=	$1,020.00
80.00	-20.00%	N/A	$20.00	+	$1,000.00	=	$1,020.00
70.00	-30.00%	N/A	$20.00	+	$1,000.00	=	$1,020.00
60.00	-40.00%	N/A	$20.00	+	$1,000.00	=	$1,020.00
50.00	-50.00%	N/A	$20.00	+	$1,000.00	=	$1,020.00
40.00	-60.00%	N/A	$20.00	+	$1,000.00	=	$1,020.00
30.00	-70.00%	N/A	$20.00	+	$1,000.00	=	$1,020.00
20.00	-80.00%	N/A	$20.00	+	$1,000.00	=	$1,020.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how a payment at maturity set forth in the table above is calculated.

Example 1: The level of the Index increases from the Initial Index Level of 100 to an Ending Index Level of 120. Because the Ending Index Level of 120 is greater than the Initial Index Level of 100 and $1,000 × the Index Return of 20% × the Participation Rate of 100% is greater than the Minimum Amount of $20.00, the Additional Amount is equal to $200 and the payment at maturity is equal to $1,200 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 20% × 100%) = $1,200

Example 2: The level of the Index increases from the Initial Index Level of 100 to an Ending Index Level of 101. Because the Ending Index Level of 101 is greater than the Initial Index Level of 100 and $1,000 × the Index Return of 1.00% × the Participation Rate of 100% is less than the Minimum Amount of $20.00, the Additional Amount is equal to the Minimum Amount of $20.00, and the payment at maturity is equal to $1,020 per $1,000 principal amount note.

Example 3: The level of the Index decreases from the Initial Index Level of 100 to an Ending Index Level of 80. Because the Ending Index Level of 80 is less than the Initial Index Level of 100, the Additional Amount is equal to the Minimum Amount of $20.00, and the payment at maturity is equal to $1,020 per $1,000 principal amount note.

JPMorgan Structured Investments —	TS-11
Notes Linked to the J.P. Morgan Alternative Index Multi-Strategy 5 (USD)

The following graph demonstrates the hypothetical total return on the notes at maturity for a subset of the Index Returns detailed in the table on the previous page (-30% to 30%). The numbers appearing in the graph have been rounded for ease of analysis.

The hypothetical returns and hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Hypothetical Back-tested Data and Historical Information

The following graph sets forth the hypothetical back-tested performance of the Index based on the hypothetical back-tested weekly Index closing levels from January 5, 2007 through November 27, 2009 and the historical performance of the Index based on the Index closing levels from December 4, 2009 through July 27, 2012. The Index was established on November 30, 2009. The Index closing level on July 31, 2012 was 97.69. We obtained the Index closing levels below from Bloomberg Financial Markets, without independent verification The data for the hypothetical back-tested performance of the Index set forth in the following graph were calculated on materially the same basis on which the performance of the Index is now calculated, but are purely theoretical and do not represent the actual historical performance of the Index.

The hypothetical back-tested and historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the pricing date or the Observation Date. We cannot give you assurance that the performance of the Index will result in a positive return on your initial investment at maturity.

Hypothetical Back-Tested and Historical Performance of the J.P. Morgan Alternative Multi-Strategy 5 (USD)
110
105
100
95
90
85
80
Index Level
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12
Jul-12
Source: Bloomberg

The hypothetical historical levels above have not been verified by an independent third party. The back-tested, hypothetical historical results above have inherent limitations. These back-tested results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight. No representation is made that an investment in the notes will or is likely to achieve returns similar to those shown.

Alternative modeling techniques or assumptions would produce different hypothetical historical information that might prove to be more appropriate and that might differ significantly from the hypothetical historical information set forth above. Hypothetical back-tested results are neither an indicator nor a guarantee of future returns. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical historical information that forms part of the information contained in the chart above.

JPMorgan Structured Investments —	TS-12
Notes Linked to the J.P. Morgan Alternative Index Multi-Strategy 5 (USD)